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August 5, 1998




Securities and Exchange Commission
460 5th Street, N.W.
Washington, D.C. 20549-1004

Re:     American Access Technologies, Inc.
        Registration Statement on Form SB-2
        File No. 333-43589

Greetings:

Pursuant to Rule 477, this will request the withdrawal of the above-referenced registration statement. The reason for this withdrawal is that events occurring since the date of the prospectus require an amendment of the registration statement. The company has decided to file an entirely new registration statement.

                                     Yours very truly,

                                     AMERICAN ACCESS TECHNOLOGIES,
                                     INC,

                                     By: /s/ Victor E. Murray
                                         ----------------------------
                                         Victor E. Murray
                                         President